UGI CORPORATION

2024 Annual Report

CORPORATE PROFILE

International distributor and marketer of energy products and services, including natural gas, LPG, electricity and renewable energy solutions, with robust infrastructure in key markets.

MISSION

To provide best-in-class energy solutions by striving for the highest safety standards, operational excellence, and outstanding customer satisfaction. Essential to the achievement of our vision, we consistently deliver strong, reliable financial results while providing an environment where all our people can thrive, develop their potential, and positively impact the communities we serve.



CORE VALUES

Safety

Accountability

Respect

Reliability

Integrity

Excellence

Sustainability

OUR BUSINESSES

Natural Gas




- Second largest regulated gas utility in Pennsylvania[1]
- Largest regulated gas utility in West Virginia[1]
- Attractive historical rate base CAGR and ROE



- Strategic midstream assets and energy marketing business
- Significant fee-based income

Global LPG



- LPG distributor in 16 countries throughout Europe
- Largest LPG distributor in France, Austria, Belgium, Denmark, and Luxembourg

AmeriGas

- Largest retail LPG distributor in the US based on the volume of propane gallons distributed annually
- Broad geographic footprint with ~1,360 distribution locations serving customers in all 50 states

1. Based on total customers

FY24 ADJUSTED DILUTED EPS BUSINESS CONTRIBUTION



Natural Gas 67%
Global LPG 33%

FY24 CAPITAL EXPENDITURES



$897M
Global LPG 20%
Natural Gas 80%

Includes investments in equity method investees.

17	**~9,750**	**2.5+M**
Countries	Employees	Customers
~19,000	**~4.6 bcf/day**	**$4.2B**
Miles of Gas Mains	Natural Gas Pipeline Capacity	Rate Base






140 YEARS OF CONSECUTIVELY PAYING DIVIDENDS



10 Year CAGR: 6%

Dividends Per Share [1] ($)

2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
$0.87	$0.91	$0.95	$1.00	$1.04	$1.30	$1.32	$1.38	$1.44	$1.50	$1.50

1. Adjusted for stock splits. Dividend figures represent annualized dividends based on the last dividend issued in that fiscal year.

A MESSAGE TO OUR SHAREHOLDERS,

Fiscal 2024 was a pivotal year for UGI as we embarked on a multi-year journey to drive better business performance in order to enhance our financial profile. We took decisive actions to enhance our leadership team, create greater operational efficiencies and strengthen our balance sheet. Amongst that backdrop, the company realized the highest adjusted diluted earnings per share in its history, which is reflective of the resiliency of our business, our highly attractive asset base, and the hard work of our dedicated employees.

Solid financial performance. Three of our business segments delivered their strongest earnings before interest expense and taxes driven by higher margins and greater operational efficiencies, which helped to offset the impact of lower financial results at AmeriGas Propane where there is continued focus on stabilizing operations and improving customer service. We recognize that improvement in these areas is critical to unlocking greater value for our shareholders.

Also, crucial to our success as an organization is disciplined capital allocation that aligns with our business strategy. In Fiscal 2024, approximately 80% of the capital deployed was invested in the natural gas businesses, primarily in infrastructure replacement and betterment at our regulated utilities. At the Midstream business, we began construction of two

facilities that will expand our LNG storage, vaporization, and liquefaction capacity, and strengthen our position for increasing natural gas demand.

Today, the runway and depth of opportunities to grow our natural gas businesses is unparalleled in our history and so we are focused on balance sheet management so that we can capitalize on these opportunities.

Creating value for our shareholders remains top of mind. This year, we proudly continued UGI's strong track record of returning value to shareholders through dividend payments. Over our 142-year history, we have paid dividends for 140 consecutive years and provided a 10-year dividend compound annual growth rate of 6%.

ADJUSTED DILUTED EPS



Adjusted diluted earnings per share (EPS) is a non-GAAP measure. For reconciliation, see UGI Corporation's Annual Reports on Form 10-K.

FY24 ENERGY DELIVERED

556 bcf
Natural Gas Delivered

980 gwh
Electricity Delivered

1.7B
LPG Gallons Sold





In the community. As a company, we also have a deep commitment to the communities in which we operate as we strive to help in improving the lives and well-being of those around us. To that effect, we are proud of our employees who volunteered countless hours, serving and partnering with various organizations to meet the needs within our community.

In addition, UGI was recognized by several respected publications and institutions during the year. Most notably, UGI was listed among the Fortune 500, which is comprised of the 500 largest companies in the United States as compiled by Fortune, for the 20th time. In addition, UGI was recognized by The Forum for Executive Women as a Champion of Board Diversity, which is awarded to top public companies in the Philadelphia region with 30% or more women on their respective boards.

Looking ahead. When we look at the pathway to driving UGI's overall performance, at the core is our talent, working environment and culture. In Fiscal 2025, we will focus on establishing the environment that drives the desired performance and outcomes across the enterprise, along with the natural gas and propane businesses managing their own financial needs and balance sheets. While there is a lot of work ahead, we are excited for the opportunity to drive the company forward.

We appreciate your investment and support of UGI and look forward to keeping you updated on our progress in Fiscal 2025.





Mario Longhi
Board Chair

Bob Flexon
President and
Chief Executive Officer





Corporate Information

Annual Meeting

The Annual Meeting of Shareholders will be held virtually at 9:00 a.m. Eastern Standard Time on Friday, January 31, 2025. Interested parties may listen to the audio webcast at www.virtualshareholdermeeting.com/UGI2025

Investor Services

Transfer Agent and Registrar

Shareholder communications regarding transfer of shares, book-entry shares, lost certificates, lost dividend checks or changes of address should be directed to:

By Mail:
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3066

By Overnight Delivery:
Computershare Investor Services
150 Royall St., Suite 101
Canton, MA 02021

800-850-1774 (U.S. and Canada), 312-360-5100 (other countries)

Shareholders can also view real-time account information and request transfer agent services online at the Computershare Investor Services website: www.computershare.com/investor. Computershare Investor Services can be accessed through telecommunications devices for the hearing impaired by calling: 800-822-2794 (U.S. and Canada), 312-588-4110 (other countries)

Dividend Reinvestment and Direct Stock Purchase Plan

The plan is sponsored and administered by Computershare, N.A. and provides investors with a simple and convenient method to purchase shares of UGI Common Stock. Shareholders may use all or any part of the dividends they receive to purchase shares of Common Stock. The plan also permits participants to make monthly cash purchases of Common Stock not exceeding $75,000 per year. Investors may become participants by making an initial cash investment of at least $1,000 but not more than $75,000. All such purchases are without brokerage commissions or service charges. For information about the Plan, write or call:

By Mail:
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3066

By Overnight Delivery:
Computershare Investor Services
150 Royall St., Suite 101
Canton, MA 02021

800-850-1774 (U.S. and Canada), 312-360-5100 (other countries)

Plan information is also available on the Computershare Investor Services website: www.computershare.com/investor

Investor Relations

Securities analysts, portfolio managers and other members of the professional investment community should direct inquiries about the Company to:

Senior Director, Investor Relations
UGI Corporation
P.O. Box 858
Valley Forge, PA 19482
610-337-1000

News, Earnings, Financial Reports and Governance Documents

Comprehensive news, webcast events, governance documents and other information about UGI is available via the internet at https://www.ugicorp.com.

You can request reports filed with the SEC and corporate governance documents, including the Company's Code of Business Conduct and Ethics, Principles of Corporate Governance, and the charters for the Company's Board Committees, free of charge by writing to Senior Director, Investor Relations, UGI Corporation, at the address above.

Officers

Robert Flexon
President and Chief Executive Officer, UGI Corporation

Sean O'Brien
Chief Financial Officer, UGI Corporation

Robert F. Beard
Chief Operations Officer, UGI Corporation

Kathleen Shea-Ballay
General Counsel and Chief Legal Officer, UGI Corporation

John Koerwer
Chief Information Officer, UGI Corporation

Jean Felix Tematio Dontsop
Vice President, Chief Accounting Officer and Corporate Controller, UGI Corporation

Hans G. Bell
President, UGI Utilities Inc.

Joseph L. Hartz
President, UGI Energy Services, LLC

C. David Lokant
President, Mountaineer Gas Company

Veronique Subileau
Senior Vice President, Human Resources

Board of Directors

Mario Longhi
Chair of the Board since January 2024, Director since April 2020

David Bingenheimer
Director since November 2024

M. Shawn Bort
Director since January 2009

Theodore A. Dosch
Director since July 2017

Tina Faraca
Director since August 2024

Robert Flexon
Director since November 2024

Alan N. Harris
Director since March 2018

William J. Marrazzo
Director since September 2019

Kelly A. Romano
Director since January 2019

Melanie Ruiz
Director since November 2024

Santiago Seage
Director since September 2023



P.O. Box 858
Valley Forge, PA 19482

You can obtain news and other information about
UGI Corporation at www.ugicorp.com